Exhibit 21

Subsidiaries of the Registrant

Significant Subsidiary	Jurisdiction of Incorporation

Time Inc.	Delaware
Time Inc. Lifestyle Group	Delaware
IPC Magazines Holdings Limited	United Kingdom
Time Direct Ventures LLC	Delaware
Synapse Group, Inc.	Delaware
Time Inc Affluent Media Group	Delaware
Newsub Magazine Services LLC	Delaware
Allrecipes.com, Inc.	Washington
KPHO Broadcasting Corporation	Arizona
International Publishing Corporation Limited	United Kingdom
MNI Targeted Media Inc.	Delaware
TI Magazine Holdings LLC	Delaware
Time Distribution Services Inc.	Delaware
KPTV-KPDX Broadcasting Corporation	Oregon
Bizrate Insights Inc.	Delaware

All other subsidiaries of the Company, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.